

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2021

Kin (Stephen) Sze
Chief Executive Officer
HHG Capital Corp
40/F, Montery Plaza
15 Chong Yip Street, Hong Kong

> **Re: HHG Capital Corp**
> **Registration Statement on Form S-1**
> **Filed February 9, 2021**
> **File No. 333-252885**

Dear Mr. Sze:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Prospectus Summary
General, page 3

1.    You disclose here and throughout your prospectus that your efforts to identify a prospective target business will not be limited to a particular industry or geographic region and that you have "not established any other specific attributes or criteria" for prospective targets.  However, we note your risk factor disclosure at page 27 that you intend to focus your search "on specific locations and industries as described in this prospectus" and at page 48 that you intend to focus on "industries or sectors that complement our management team's background.  In light of the four risk factors you provide at pages 54-55 related to operating businesses in Asia, please revise to provide clear and consistent disclosure regarding your apparent intention to focus on prospective target businesses in

Asia.

<u>Risk Factors</u>
<u>Because we are incorporated under the laws of the British Virgin Islands, you may face difficulties in protecting your interests, page 39</u>

2.  You disclose that certain of your officers and directors are residents of jurisdictions outside the United States.  However, as it appears that all of your officers and directors currently reside outside the United States, please revise this risk factor accordingly.

<u>Principal Shareholders, page 94</u>

3.  Please disclose the natural person or persons who directly or indirectly exercise(s) sole or shared voting or investment control over the shares held by each of HHG Capital Fund and Forever Happiness Limited.  Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3331 if you have questions regarding comments on the financial statements and related matters.  Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Timothy S. Levenberg, Special Counsel, at 202-551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:    Sally Yin, Esq.